Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of mF International Limited on Amendment No.4 to Form F-1 (File No. 333-274158) of our report dated December 29, 2022, with respect to our audit of the consolidated financial statements of mF International Limited as of December 31, 2021 and for the year ended December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

We were dismissed as auditors on February 16, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, New York

October 16, 2023